850

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 1, 2021

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT LIST

Exhibit No.	Description

Exhibit 99.1	Total Realizes France’s First Ship-to-Containership LNG Bunkering Operation, after Inaugural Loading at Dunkirk LNG terminal (May 3, 2021)

Exhibit 99.2	South Korea: Daesan Complex to Develop its Polymer Capacity for Durable Applications (May 5, 2021)

Exhibit 99.3	Papua New Guinea: Total and the Government of Papua New Guinea confirm the remobilization and the planning of the Papua LNG project (May 5, 2021)

Exhibit 99.4	Angola: Total starts production from Zinia Phase 2, successful short-cycle development on Block 17 (May 6, 2021)

Exhibit 99.5	Air France-KLM, Total, Groupe ADP and Airbus Join Forces to Decarbonize Air Transportation and Carry Out The First Long-Haul Flight Powered By Sustainable Aviation Fuel Produced in France (May 18, 2021)

Exhibit 99.6	Spain: Total signs A 45 Mw renewable corporate power purchase agreement With Merck (May 20, 2021)

Exhibit 99.7	India: Total Signs 5-year LNG Supply Agreement with ArcelorMittal Nippon Steel (May 20, 2021)

Exhibit 99.8	Hydrogen Mobility: Total Supports the Development of Hype, the First Hydrogen Taxi Operator in Paris (May 26, 2021)

Exhibit 99.9	Capital increase reserved for employees of the Total Group in 2021 (May 26, 2021)

Exhibit 99.10	Myanmar: Shareholders of Moattama Gas Transportation Company Limited vote to suspend all cash distributions (May 26, 2021)

Exhibit 99.11	Total is Transforming and Becoming TotalEnergies (May 28, 2021)

Exhibit 99.12	TotalEnergies - Ordinary and Extraordinary Shareholders' Meeting May 28 2021 (May 28, 2021)

Exhibit 99.13	TotalEnergies SE: Change of names and ticker symbols on market places (June 1, 2021)

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Total Realizes France’s First Ship-to-Containership LNG Bunkering Operation, after Inaugural Loading at Dunkirk LNG terminal (May 3, 2021)

Exhibit 99.2	South Korea: Daesan Complex to Develop its Polymer Capacity for Durable Applications (May 5, 2021)

Exhibit 99.3	Papua New Guinea: Total and the Government of Papua New Guinea confirm the remobilization and the planning of the Papua LNG project (May 5, 2021)

Exhibit 99.4	Angola: Total starts production from Zinia Phase 2, successful short-cycle development on Block 17 (May 6, 2021)

Exhibit 99.5	Air France-KLM, Total, Groupe ADP and Airbus Join Forces to Decarbonize Air Transportation and Carry Out The First Long-Haul Flight Powered By Sustainable Aviation Fuel Produced in France (May 18, 2021)

Exhibit 99.6	Spain: Total signs A 45 Mw renewable corporate power purchase agreement With Merck (May 20, 2021)

Exhibit 99.7	India: Total Signs 5-year LNG Supply Agreement with ArcelorMittal Nippon Steel (May 20, 2021)

Exhibit 99.8	Hydrogen Mobility: Total Supports the Development of Hype, the First Hydrogen Taxi Operator in Paris (May 26, 2021)

Exhibit 99.9	Capital increase reserved for employees of the Total Group in 2021 (May 26, 2021)

Exhibit 99.10	Myanmar: Shareholders of Moattama Gas Transportation Company Limited vote to suspend all cash distributions (May 26, 2021)

Exhibit 99.11	Total is Transforming and Becoming TotalEnergies (May 28, 2021)

Exhibit 99.12	TotalEnergies - Ordinary and Extraordinary Shareholders' Meeting May 28 2021 (May 28, 2021)

Exhibit 99.13	TotalEnergies SE: Change of names and ticker symbols on market places (June 1, 2021)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: June 1, 2021	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer